BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive ● Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		Telephone: 442-274-7571
Attorney/Principal
wbarnett@wbarnettlaw.com

August 23, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Senior Staff Accountant

Re:	Lever Global Corp (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 15, 2022
File No. 333-266157

Gentlepersons:

The Registrant hereby files Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1). We have revised Amendment No.1 in accordance with written comments received on August 11, 2022, from the Division of Corporation Finance, Office of Technology.

To assist the staff in reviewing Registrant’s responses, we have provided a copy of Amendment No. 1 (“marked to show changes;”) Our responses below correspond to each comment number referred to in the letter dated August 11, 2022.

Written Comments on Cover Page

1.	In accordance with your comment, we have checked the appropriate box on the registration statement cover page.

2.	In accordance with your comment, we have added on page 12, “Under our articles of incorporation, each share of Class A Preferred Stock is entitled to 20 non-cumulative votes per share. The common stock being offered in this prospectus has one vote per share on all matters presented to our stockholders for action. Consequently, the Company will be a controlled company whereby Mr. McKendrick has 69.98% voting power, which is sufficient to control the outcome of all the corporate issues submitted to the vote of our common stockholders.”

3.	In accordance with your comment, we have added on page 21, “At present, we do not have a public market; the selling shareholders will offer and sell their shares at a fixed price until our shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, or any other stock exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions.”

Written Comments on Prospectus Summary, Company Overview, page 3

4.	In accordance with your comment, we have added an explanation on pages 3 and F-8 on the current status of the App and our plans for the future. Further, on pages 26 and F-10, we have added an explanation regarding our present and upcoming marketing strategy.

5.	In accordance with your comment, we have added an explanation on pages 3 and F-8, “In fiscal 2023, the Company intends to offer its subscribers the tools in the App to directly negotiate and refinance their outstanding credit card and auto loans with their lenders. The Company plans to connect several credit card companies and auto loan providers to the App through API. The Company also plans to launch the App officially in Play Store in fiscal 2023. There is no assurance that the Company will be successful in these future plans”

6.	In accordance with your comment, we have clarified on pages 3, 24, and F-8 that subscribers can directly negotiate, repay, or settle student loans through your App.

7.	In accordance with your comment, we have removed the sentence “[a]pproximately 47% of student loan holders qualify for these programs, resulting in ~68.04 m loans with a ~99% approval.”

8.	In accordance with your comments, we have added on page 3 that “Our independent auditors have raised concerns about our ability to continue as a going concern. We expect the Company to raise significant additional capital to accomplish its growth plan over the next twelve months. However, there can be no assurance that financing and/or capital might be available to the Company.”

Written Comments on Selling Shareholders, page 19

9.	In accordance with your comments, we have disclosed in the table the name of the natural person or persons who exercise the voting and/or dispositive powers or have the right to receive the economic benefit concerning the securities owned by entities.

Written Comments on Offices, page 30

10.	In accordance with your comments, we have attached the lease agreement in the Exhibit to supplement Offices on page 30.

Written Comments on Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 35

11.	In accordance with your comments, we have provided an explanation on page 35, “We expect to conduct the planned operations for a maximum of twelve months using currently available capital resources. The Management expects that it will need to raise significant additional capital to accomplish its growth plan over the next twelve (12) months. Currently, we do not have any plans or specific agreements for new sources of funding.”

Written Comments on General

12.	We did not have written communications regarding our offering with any Qualified Institutional Buyer (QIB) or Institution Accredited Investor (IAI).

We believe we have responded to all your written comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: Lauren Ginsburg

cc/ Mr. Trent McKendrick, CEO